Filed by Hub Cyber Security (Israel) Ltd. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Mount Rainier Acquisition Corp.

Commission File No.: 001-40870

HUB Cyber Security and Mount Rainier Announce Registration Statement Effectiveness and Special Meeting Date to Approve Business Combination

Special Meeting Scheduled for December 30, 2022 with

Expected Closing in January 2023 followed by Listing on Nasdaq at an estimated enterprise value of approximately $1.28 billion

TEL AVIV, Israel, December 9, 2022 -- HUB Cyber Security (Israel) Limited (TASE: HUB), a developer of Confidential Computing cybersecurity solutions and services ("HUB" or the "Company"), announced that its registration statement on Form F-4 (the "Registration Statement"), in connection with its previously announced business combination (the "Business Combination") with Mount Rainier Acquisition Corp. ("RNER"), has been declared effective by the U.S. Securities and Exchange Commission (the "SEC") as of December 8, 2022.

RNER will hold a Special Meeting of Stockholders at 10:00 a.m. Eastern time on December 30, 2022, to approve the previously announced business combination with HUB. Stockholders of record at the close of business on November 18, 2022, will be entitled to receive notice of and to vote at the Special Meeting. The meeting will be held virtually over the internet by means of a live audio webcast available at: https://web.lumiagm.com/297859227 using the password “mtrainier2022.”

To register and receive access to the virtual meeting, registered stockholders and beneficial stockholders (those holding shares through a stock brokerage account or by a bank or other holder of record) will need to follow the instructions applicable to them provided in the proxy statement/prospectus included in the Registration Statement.

The proxy statement/prospectus is being mailed to the Company’s stockholders of record as of the close of business on the Record Date. Notice of the Special Meeting was mailed on or about December 9, 2022 to stockholders of record as of the Record Date.

As previously announced, the transaction represents a combined company pro forma enterprise value of approximately $1.28 billion. The transaction is expected to provide up to $225 million in gross proceeds comprised of Mount Rainier's approximately $175 million of cash held in trust, assuming no redemptions by RNER’s stockholders, and a $50 million fully committed ordinary share PIPE at $10.00 per share, led by A-Labs Advisory & Finance Ltd. Assuming maximum redemptions by RNER’s stockholders, the gross proceeds from the transaction is expected to be $50 million from the above-mentioned fully committed PIPE.

The transaction, which has been unanimously approved by the board of directors of both HUB and RNER, and the shareholders of HUB, is expected to close in January of 2023, subject to approval by stockholders of RNER, approval for listing by the Nasdaq Stock Market LLC and satisfaction or waiver, as applicable, of other customary closing conditions.

-	Founded in 2017 by a group of Israeli Intelligence Corps, veterans from Unit 8200, 81 and Matzov (MOD), being some of the most prestigious technological and intelligence units in the Israeli Defense Forces, HUB is a provider of innovative Confidential Computing hardware and software solutions and a range of professional services to governments and top tier enterprises around the globe.

-	Among its 750+ clients, HUB provides cybersecurity and systems reliability solutions to Lockheed Martin, GE, SAP, HSBC Bank, Lloyd’s, Siemens, AXA and the Israeli Department of Defense.

-	According to the projections filed with the Registration Statement, HUB is forecasting $115.8 million in revenues for YE2022 and expects over $500 million in signed contracts for the provisioning of HUB Security’s Confidential Computing solutions over the following years, with phase one of said contracts amounting to $80 million and as stated in the F-4, the first milestones (design and proof of concept of the solutions) expected to be completed before the beginning of 2023.

-	According to research by the Everest Group, Confidential Computing is one of the fastest growing and innovative cybersecurity sectors that is estimated to grow at a compound annual growth rate (“CAGR”) of 40 – 45% (in the worst-case scenario) to 90 – 95% (in the best-case scenario) through 2026.

-	As stated in the Registration Statement, HUB’s shareholders will retain approximately 92% of equity holdings in the combined company post combination assuming 100% redemptions of Mount Rainier’s cash held in trust, or approximately 81% of the combined company, assuming no redemptions by Mount Rainier’s stockholders (including the PIPE holders).

-	The transaction is expected to position HUB to capitalize on significant growth opportunities, execute on targeted M&A opportunities, expand its business in the U.S. while offering investors a unique opportunity to invest in the future of Confidential Computing cybersecurity technologies.

“HUB seeks to expand its business in the U.S. via government and top-tier Fortune 500 enterprise contracts” said Eyal Moshe, Co-Founder & CEO of HUB. “We believe that the credibility and transparency inherent in being a NASDAQ listed company will significantly boost our business growth and penetration with our range of cyber products and services. We are thrilled to start our public life in the U.S. ”

Advisors

Oppenheimer & Co Inc. and A-Labs Advisory & Finance Ltd., are serving as financial advisors to HUB. A.G.P./Alliance Global Partners is serving as financial advisor to Mount Rainier.

Latham & Watkins LLP and Gissin & Co Advocates are serving as legal advisors to HUB.

Loeb & Loeb LLP and Sullivan & Worcester Tel Aviv are serving as legal advisors to Mount Rainier.

About HUB Cyber Security (Israel) Limited

HUB Cyber Security (Israel) Limited ("HUB") was established in 2017 by veterans of the 8200 and 81 elite intelligence units of the Israeli Defense Forces. The company specializes in unique Cyber Security solutions protecting sensitive commercial and government information. The company debuted an advanced encrypted computing solution aimed at preventing hostile intrusions at the hardware level while introducing a novel set of data theft prevention solutions. HUB operates in over 30 countries and provides innovative cybersecurity computing appliances as well as a wide range of cybersecurity services worldwide.

About Mount Rainier Acquisition Corp.

Mount Rainier Acquisition Corp. is a blank check company sponsored by DC Rainier SPV LLC, a Delaware limited liability company managed by Dominion Capital LLC, whose business purpose is to effect a merger, share exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

Forward-Looking Statements

Certain statements included in this press release are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or HUB's or RNER's future financial or operating performance. In some cases, you can identify forward-looking statements by terminology such as "may", "should", "would", "seem", "expect", "intend", "will", "estimate", "anticipate", "believe", "future", "predict", "potential," "forecast" or "continue", or the negatives of these terms or variations of them or similar terminology, but the absence of these words does not mean that a statement is not forward-looking. Such forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by HUB and its management, and RNER and its management, as the case may be, are inherently uncertain. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions. Many actual events and circumstances are beyond the control of HUB or RNER.  Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) expectations regarding HUB's strategies and future financial performance, including its future business plans or objectives, prospective performance and opportunities and competitors, revenues, products and services, pricing, operating expenses, market trends, liquidity, cash flows and uses of cash, capital expenditures, and HUB's ability to invest in growth initiatives and pursue acquisition opportunities; (ii) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the proposed transactions; (iii) the outcome of any legal proceedings that may be instituted against RNER, HUB, the Combined Company or others following the announcement of the proposed transactions and any definitive agreements with respect thereto; (iv) the inability to complete the proposed transactions due to, among other things, the failure to obtain approval of the stockholders of RNER or HUB, to obtain certain governmental and regulatory approvals or to satisfy other conditions to closing, including delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete the proposed transactions; (v) the inability to obtain the financing necessary to consummate the proposed transactions; (vi) changes to the proposed structure of the proposed transactions that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed transactions; (vii) the ability to meet stock exchange listing standards following the consummation of the proposed transactions; (viii) the risk that the announcement and consummation of the proposed transactions disrupts HUB's current plans and operations; (ix) the lack of a third party valuation in determining whether or not to pursue the proposed transactions; (x) the ability to recognize the anticipated benefits of the proposed transactions, which may be affected by, among other things, competition, the ability of the Combined Company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (xi) costs related to the proposed transactions; (xii) the amount of any redemptions by existing holders of RNER's common stock being greater than expected; (xiii) limited liquidity and trading of RNER's and HUB's securities; (xiv) geopolitical risk, including military action and related sanctions, and changes in applicable laws or regulations; (xv) geopolitical risk, including military action and related sanctions, and changes in applicable laws or regulations; (xvi) the possibility that RNER, HUB or the Combined Company may be adversely affected by other economic, business, and/or competitive factors; (xvii) inaccuracies for any reason in the estimates of expenses and profitability and projected financial information for HUB; and (xviii) other risks and uncertainties set forth in the section entitled "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" in RNER's final prospectus relating to its initial public offering dated October 4, 2021.

Forward-looking statements speak only as of the date they are made. Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither HUB nor RNER undertakes any duty to update these forward-looking statements.

Additional Information About the Transaction and Where to Find It

In connection with the proposed transaction, HUB has filed with the SEC a registration statement on Form F-4 containing a proxy statement/prospectus, which was declared effective by the SEC on December 8, 2022. RNER will mail a definitive proxy statement/prospectus relating to the Proposed Business Combination to its stockholders. This press release does not contain all the information that should be considered concerning the proposed transaction and is not intended to form the basis of any investment decision or any other decision in respect of the proposed transaction. This press release is not a substitute for any registration statement or for any other document that HUB or RNER may file with the SEC in connection with the proposed transaction.  Investors and security holders are advised to read the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed transaction, as these materials will contain important information about HUB, RNER and the proposed transaction.

When available, the definitive proxy statement/prospectus and other relevant materials for the proposed transaction will be mailed to stockholders of RNER as of a record date to be established for voting on the proposed transaction. Stockholders will also be able to obtain copies of the the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, through the website maintained by the SEC at www.sec.gov.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

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SOURCE Hub Security